UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

TerraForm Global, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

88104M101
(CUSIP Number)

Thomas Wagner
Knighthead Capital Management, LLC
1140 Avenue of the Americas, 12th Floor
New York, NY 10036
(212) 356-2900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 88104M101	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
Knighthead Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,280,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,280,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,280,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.43%

14	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D

CUSIP No: 88104M101	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
Thomas A. Wagner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,280,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,280,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,280,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.43%

14	TYPE OF REPORTING PERSON
HC, IN

SCHEDULE 13D
CUSIP No: 88104M101	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
Ara D. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,280,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,280,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,280,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.43%

14	TYPE OF REPORTING PERSON
HC, IN

SCHEDULE 13D

CUSIP No: 88104M101	Page 5 of 11 Pages

Item 1.	Security and Issuer

This statement relates to the Class A Common Stock, par value $0.01 per share (the “Shares”), of TerraForm Global, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland, 20814.

Item 2.	Identity and Background

(a–c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Knighthead Capital Management, LLC (“Knighthead”);
(ii)	Mr. Thomas A. Wagner (“Mr. Wagner”); and
(iii)	Mr. Ara D. Cohen (“Mr. Cohen”).

This Schedule 13D relates to the Shares held for the account of Knighthead Master Fund, LP, Knighthead (NY) Fund, LP, and Knighthead Annuity & Life Assurance Company, for which Knighthead serves as investment manager or adviser (the “Knighthead Funds”).  Each of Mr. Wagner and Mr. Cohen are managing members and co-owners of Knighthead.

The business address of each of the Reporting Persons is 1140 Avenue of the Americas, 12th Floor, New York, NY 10036.

Knighthead is a Delaware limited liability corporation.  Each of Mr. Wagner and Mr. Cohen are citizens of the United States.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The purchases of Shares reported herein were made using funds from the working capital of the Knighthead Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  A total of approximately $27,756,500 (excluding brokerage commissions) was paid to acquire the Shares reported in this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Shares for investment purposes because they believed the Shares represented an attractive investment opportunity.  Consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Issuer’s board of directors (the “Board”) regarding the Issuer, including but not limited to its operations, governance and control.

SCHEDULE 13D

CUSIP No: 88104M101	Page 6 of 11 Pages

The Issuer has publicly disclosed that it is exploring strategic alternatives including transactions to secure a new sponsor or for sale of the whole company.  It has also disclosed that it is in settlement discussions regarding claims against its current sponsor, SunEdison, Inc.  The Reporting Persons may engage in communications with officers, Board members, shareholders, creditors or advisors of the Issuer to ensure that decisions made by the Board are value maximizing for Class A shareholders.  Furthermore, as holders of senior notes in Terraform Global Operating, LLC, the Reporting Persons may engage in conversations with officers, Board members, shareholders, creditors or advisors of the Issuer regarding capital structure alternatives.

Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)           As of December 26, 2016, each of the Reporting Persons may be deemed to be the beneficial owner of 7,280,000 Shares held for the accounts of the Knighthead Funds, which represents approximately 6.43% of the total Shares outstanding.  Based on information in the Issuer’s Form 10-K filed December 21, 2016, there were 113,206,700 Shares outstanding as of November 30, 2016.

(b)           Each of the Reporting Persons share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 7,280,000 Shares held for the accounts of the Knighthead Funds.

(c)           Please refer to Exhibit B for transactions in the Shares during the past sixty days, including the transaction date, number of Shares purchased or disposed of, price per share (and, if weighted average price per share, the range of prices), identity of the Knighthead Fund that effected the transaction, and where and how the transaction was effected.

(d)           Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.   Knighthead Master Fund, LP is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Shares reported herein.

(e)           Not applicable.

SCHEDULE 13D

CUSIP No: 88104M101	Page 7 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 27, 2016, the Reporting Persons entered into a Joint Filing Agreement, pursuant to Rule 13d-1(k), to file this Schedule 13D.  A copy of the Joint Filing Agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and  any other person with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated December 27, 2016

Exhibit B:	Schedule of Transactions

SCHEDULE 13D

CUSIP No: 88104M101	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Knighthead Capital Management, LLC
By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member

Thomas A. Wagner
/s/ Thomas A. Wagner

Ara D. Cohen
/s/ Ara D. Cohen

December 27, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No: 88104M101	Page 9 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Terraform Global Inc., dated as of December 27, 2016 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Knighthead Capital Management, LLC
By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member

Thomas A. Wagner
/s/ Thomas A. Wagner

Ara D. Cohen
/s/ Ara D. Cohen

SCHEDULE 13D

CUSIP No: 88104M101	Page 10 of 11 Pages

EXHIBIT B

SCHEDULE OF TRANSACTIONS

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price	How Transaction Effected
12/16/16	Knighthead Master Fund, LP	BUY	1,690,981	$3.60	Open Market
12/16/16	Knighthead (NY) Fund, LP	BUY	224,408	$3.60	Open Market
12/16/16	Knighthead Annuity & Life Assurance Company	BUY	264,611	$3.60	Open Market
12/15/16	Knighthead (NY) Fund, LP	BUY	9,239	$3.6406	Open Market
12/15/16	Knighthead Annuity & Life Assurance Company	BUY	10,893	$3.6406	Open Market
12/15/16	Knighthead Master Fund, LP	BUY	79,868	$3.6406	Open Market
12/12/16	Knighthead Master Fund, LP	BUY	27,954	$3.79693	Open Market
12/12/16	Knighthead Annuity & Life Assurance Company	BUY	3,813	$3.79693	Open Market
12/12/16	Knighthead (NY) Fund, LP	BUY	3,233	$3.79693	Open Market
12/09/16	Knighthead Annuity & Life Assurance Company	BUY	10,135	$3.89722	Open Market
12/09/16	Knighthead Master Fund, LP	BUY	74,249	$3.89722	Open Market
12/09/16	Knighthead (NY) Fund, LP	BUY	8,588	$3.89722	Open Market
12/08/16	Knighthead Master Fund, LP	BUY	130,838	$3.85767	Open Market
12/08/16	Knighthead Annuity & Life Assurance Company	BUY	17,839	$3.85767	Open Market
12/08/16	Knighthead (NY) Fund, LP	BUY	15,136	$3.85767	Open Market
12/07/16	Knighthead Annuity & Life Assurance Company	BUY	25,011	$3.90746	Open Market
12/07/16	Knighthead (NY) Fund, LP	BUY	23,242	$3.90746	Open Market
12/07/16	Knighthead Master Fund, LP	BUY	200,632	$3.90746	Open Market
11/18/16	Knighthead (NY) Fund, LP	BUY	18,478	$3.87714	Open Market
11/18/16	Knighthead Master Fund, LP	BUY	159,729	$3.87714	Open Market
11/18/16	Knighthead Annuity & Life Assurance Company	BUY	21,893	$3.87714	Open Market
11/18/16	Knighthead (NY) Fund, LP	BUY	46,174	$3.90	Open Market
11/18/16	Knighthead Master Fund, LP	BUY	399,118	$3.90	Open Market
11/18/16	Knighthead Annuity & Life Assurance Company	BUY	54,708	$3.90	Open Market
11/18/16	Knighthead (NY) Fund, LP	BUY	46,174	$3.8444	Open Market
11/18/16	Knighthead Master Fund, LP	BUY	399,118	$3.8444	Open Market
11/18/16	Knighthead Annuity & Life Assurance Company	BUY	54,708	$3.8444	Open Market
11/10/16	Knighthead (NY) Fund, LP	BUY	20,768	$4.0331	Open Market
11/10/16	Knighthead Master Fund, LP	BUY	179,617	$4.0331	Open Market
11/10/16	Knighthead Annuity & Life Assurance Company	BUY	24,615	$4.0331	Open Market

SCHEDULE 13D

CUSIP No: 88104M101	Page 11 of 11 Pages

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price	How Transaction Effected
11/10/16	Knighthead Master Fund, LP	BUY	342,650	$3.97803	Open Market
11/10/16	Knighthead (NY) Fund, LP	BUY	39,618	$3.97803	Open Market
11/10/16	Knighthead Annuity & Life Assurance Company	BUY	46,957	$3.97803	Open Market
11/09/16	Knighthead Master Fund, LP	BUY	35,915	$3.63442	Open Market
11/09/16	Knighthead Annuity & Life Assurance Company	BUY	4,940	$3.63442	Open Market
11/09/16	Knighthead (NY) Fund, LP	BUY	4,150	$3.63442	Open Market
11/07/16	Knighthead Annuity & Life Assurance Company	BUY	1,078	$3.7023	Open Market
11/07/16	Knighthead Master Fund, LP	BUY	7,994	$3.7023	Open Market
11/07/16	Knighthead (NY) Fund, LP	BUY	928	$3.7023	Open Market
11/03/16	Knighthead Annuity & Life Assurance Company	BUY	11,261	$3.62546	Open Market
11/03/16	Knighthead Master Fund, LP	BUY	35,057	$3.62546	Open Market
11/03/16	Knighthead (NY) Fund, LP	BUY	3,682	$3.62546	Open Market
11/02/16	Knighthead Master Fund, LP	BUY	41,452	$3.57917	Open Market
11/02/16	Knighthead (NY) Fund, LP	BUY	4,852	$3.57917	Open Market
11/02/16	Knighthead Annuity & Life Assurance Company	BUY	8,042	$3.57917	Open Market